UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 4, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, 26th Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

tgs announces results for the third quarter (“3Q”)

ended on Septembre 30, 2024 (1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with average firm-contracted capacity of 83.0 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of September 30, 2024

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, November 4, 2024

During the 3Q2024, total comprehensive income amounted to Ps. 52,188 million, or a Ps. 69.33 income per share (Ps. 346.65 per ADS), compared to a total comprehensive income of Ps. 15,077 million, or Ps. 20.03 per share (Ps. 100.15 per ADS) in the third quarter ended on September 30, 2023 (“3Q2023”).

Operating profit for 3Q2024 totaled Ps. 105,026 million, Ps. 51,650 million above 3Q2023. This variation was mainly due to higher revenues from the Natural Gas Transportation totaling Ps. 70,917 million and lower net cost of sales, administrative and selling expenses which decreased Ps. 24,558 million in the period.

Revenues from the Natural Gas Liquids (Liquids) Production and Commercialization and Midstream business segments decreased by Ps. 43,226 million and Ps. 1,699 million, respectively.

Financial results reflected a negative variation of Ps. 11,468 million.

(1)The financial information presented in this press release is based on interim consolidated financial statements presented in constant Argentine pesos as of September 30, 2024 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

Highlights during 3Q2024 and beyond

•Effective August 1, September 2, October 1 and November 4, 2024, ENARGAS issued new transitional tariff schedules, which include increases of 4%, 1%, 2.7% and 3.5%, respectively.

•In terms of the License extension, on October 21, 2024, a non-binding public hearing took place, convened by ENARGAS under Resolution No. 593/2024. Following the hearing, ENARGAS’ controller has to submit a recommendation report to the National Executive Branch for the following issuance of a decree authorizing the extension of the license for a period of 20 years (until December 2047).

•In October 2024, the construction and commissioning of the first natural gas conditioning module at the Tratayén Plant was completed, increasing the conditioning capacity by 6.6 MMm³/d. The second module, which will add an additional 6.6 MMm³/d, is expected to be completed by the end of 2024. The total investment is approximately USD 350 million, increasing the total conditioning capacity to 28 MMm³/d at our Tratayén plant.

Analysis of the results

Total revenues amounted to Ps. 256,329 million in 3Q2024, a Ps. 25,992 million increase compared to Ps. 230,337 million in 3Q2023.

The breakdown of net cost of sales, administrative and selling expenses for 3Q2024 and 3Q2023 is shown in the table below:

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

Net cost of sales and administrative and selling expenses decreased by Ps. 24,559 million in 3Q2024 from 3Q2023. This variation was due to the lower cost of natural gas consumed for liquids production, equivalent to Ps. 33,417 million (lower price in accordance with IAS 29 restatement effect). These effects were partially offset by higher: (i) repair and maintenance of Ps. 3,593 million, (ii) third parties services totaling Ps. 2,892 million, and (iii) labor costs of Ps. 1,554 million.

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("Loss on monetary position") in a single separate line. In 3Q2024, the financial results registered a negative variation of Ps. 11,468 million compared to 3Q2023. This variation is mainly due to the lower result obtained from financial assets of Ps. 90,452 million. These effects were partially offset by the lower negative exchange rate difference of Ps. 77,507 million (as a consequence of the lower exchange rate variation during 3Q2024).

Analysis of operating profit
by business segment
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Midstream
3Q2024
3Q2023

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment was Ps. 65,340 million in 3Q2024, which is Ps. 63,512 million higher than the profit recorded in 3Q2023.

Natural gas transportation revenues accounted for approximately 49% and 23% of total revenues in 3Q2024 and 3Q2023, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 84% and 82% of the total revenues for this segment in 3Q2024 and 3Q2023, respectively.

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

During 2024, this business segment, regulated by ENARGAS, received tariff increases of 675%, 4%, and 1%, which became effective on April 3, August 1, and September 2, 2024, respectively.

The increase in operating profit was mainly driven by higher revenues of Ps. 70,917 million, resulting from the tariff adjustments. This effect was partially offset by the inflation adjustment in accordance with IAS 29, higher repair and maintenance expenses as well as higher turnover tax.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 32% and 54% of total revenues in 3Q2024 and 3Q2023, respectively. During 3Q2024, the production decreased by 80,377 tons, reaching 172,681 tons.

Operating profit for this business segment in 3Q2024 was Ps. 14,090 million below 3Q2023, reaching Ps. 11,479 million (Ps. 25,569 million in 3Q2023). This decline was mainly explained by lower revenues of Ps. 43,226 million and the increase in repair and maintenance expenses and third-party services. These effects were partially offset by lower natural gas costs at Ps. 33,417 million.

In terms of revenues, which amounted to Ps. 80,961 million in 3Q2024 (Ps. 124,187 million in 3Q2023), we highlight the negative impact of the IAS 29 restatement that resulted in a decline of Ps. 85,680 million, the decrease in volumes of Ps. 25,821 million, and the lower ethane price of Ps. 14,253 million. These effects were partially offset by the increase in: (i) the nominal variation of the exchange rate on U.S. dollar-denominated revenues at Ps. 58,333 million, (ii) international reference prices of Ps. 14,117 million and (iii) the price of butane and propane sold in the domestic market of Ps. 6,521 million.

Sales volumes decreased by 60,308 tons (23%) compared to 3Q2023. It is important to note that during 3Q2024, a scheduled plant shutdown took place for approximately three weeks, resulting in a production decrease.

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Operating Data - Liquids Production and Commercialization Segment
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Tons
3Q2020
3Q2021
3Q2022
3Q2023
3Q2024
Ethane
Propane Local Market
Butane Local Market
Propane Foreign Market
Butane Foreign Market
Natural Gasoline
Production

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 20% and 23% of our total revenues in 3Q2024 and 3Q2023, respectively.

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

Operating profit rose by Ps. 2,228 million mainly as a result of the Ps. 3,546 million decrease in net cost of sales, administrative and selling expenses, which was partially offset by the decrease of Ps. 1,699 million in revenues.

The decrease in revenues was primarily due to the inflation adjustment in accordance with IAS 29, amounting to Ps. 34,730 million. This effect was partially offset by the nominal increase in the exchange rate on revenues denominated in U.S. dollars, totaling Ps. 25,427 million, higher natural gas transportation and conditioning services in Vaca Muerta of Ps. 6,446 million, and increased compression services of Ps. 756 million.

Operating Information - Vaca Muerta System
MMm3/d
30
25
20
15
10
5
0
3Q2020
3Q2021
3Q2022
3Q2023
3Q2024
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of September 30, 2024, our negative net debt amounted to Ps. 118,634 million, which compares to the positive net debt of Ps. 70,493 million as of December 31, 2023. Our total net financial debt is denominated in foreign currency for both periods.

During 3Q2024, the Company incurred new short-term financial debt amounting to Ps. 27,140 million (US$ 27.6 million). In the period repayments were made totaling Ps. 23,488 million (US$ 23.8 million). Additionally, in July 2024, tgs issued notes for US$ 490 million, with an annual yield of 8.75% and maturity in July 2031. This issuance enabled the full repayment of the notes maturing in May 2025.

The table below shows a reconciliation of our net debt:

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

The maturity profile of our financial debt as of September 30, 2024 is as follows:

Liquidity and capital resources

The net variation in cash and cash equivalents for 3Q2024 and 3Q2023 is broken down as follows:

As of September 30, 2024 and December 31, 2023, the funds allocation was as follows:

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

The table below shows a reconciliation of the free cash flows for the 3Q2024 and 3Q2023 periods:

3Q2024 vs. 3Q2023

During 3Q2024, the cash flow provided by operating activities amounted to Ps. 120,634 million, while in 3Q2023 the cash flow provided by operating activities totaled Ps. 66,733 million. The positive variation was primarily driven by lower working capital and lower income tax payments. These effects were partially offset by higher interest rate payments associated with the refinancing of the notes.

Cash flow used in investing activities amounted to Ps. 141,818 million in 3Q2024, compared to Ps. 108,322 in 3Q2023. The increase was mainly due to higher payments for the acquisition of financial assets not considered cash equivalents under IFRS.

Finally, cash flow provided by financing activities amounted to Ps. 12,934 million, compared to Ps. 35,735 million obtained in 3Q2023, mainly due to the lower proceeds of financial loans, net during the 3Q2024.

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

3Q2024 earnings videoconference

We invite you to participate in the videoconference to discuss the 3Q2024 financial results on Tuesday November 5, 2024 at 9:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_6KPkIwcVQVOivkTdnjtkog

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

# Business Segment information

| | Natural Gas Transportation | Liquids | Midstream | Telecommunications | Total |
|---|---|---|---|---|---|
| | (In million of Argentine Pesos) | | | | |
| **9M2024** | | | | | |
| Revenues | 284,177 | 367,991 | 149,420 | 4,426 | 806,013 |
| Depreciation | (58,762) | (6,925) | (22,757) | - | (88,444) |
| Operating profit | 112,304 | 137,150 | 84,850 | 579 | 334,882 |
| **9M2023** | | | | | |
| Revenues | 158,631 | 423,258 | 119,788 | 4,055 | 705,731 |
| Depreciation | (62,360) | (6,887) | (19,763) | - | (89,009) |
| Operating (loss) / profit | (1,728) | 130,889 | 59,877 | (101) | 188,937 |

| | Natural Gas Transportation | Liquids | Midstream | Telecommunications | Total |
|---|---|---|---|---|---|
| | (In million of Argentine Pesos) | | | | |
| **3Q2024** | | | | | |
| Revenues | 124,949 | 80,961 | 49,082 | 1,336 | 256,329 |
| Depreciation | (20,337) | (2,301) | (7,196) | - | (29,834) |
| Operating profit | 65,340 | 11,479 | 28,099 | 107 | 105,026 |
| **3Q2023** | | | | | |
| Revenues | 54,032 | 124,187 | 50,681 | 1,436 | 230,337 |
| Depreciation | (20,513) | (2,316) | (7,440) | - | (30,270) |
| Operating profit / (loss) | 1,828 | 25,569 | 26,130 | (151) | 53,376 |

| | Natural Gas Transportation | Liquids | Midstream | Telecommunications | Total |
|---|---|---|---|---|---|
| | (In million of Argentine Pesos without inflation adjustment - Non Audited) | | | | |
| **9M2024** | | | | | |
| Revenues | 249,444 | 292,256 | 123,663 | 3,213 | 668,576 |
| Depreciation | (3,497) | (501) | (1,455) | - | (5,453) |
| Operating profit | 151,365 | 111,750 | 86,600 | 36.0 | 349,751 |
| **9M2023** | | | | | |
| Revenues | 36,479 | 95,768 | 29,054 | 930 | 162,231 |
| Depreciation | (1,828) | (307) | (760) | - | (2,895) |
| Operating profit/ (loss) | 11,378 | 29,519 | 18,731 | (24) | 59,604 |

| | Natural Gas Transportation | Liquids | Midstream | Telecommunications | Total |
|---|---|---|---|---|---|
| | (In million of Argentine Pesos without inflation adjustment - Non Audited) | | | | |
| **3Q2024** | | | | | |
| Revenues | 119,399 | 77,805 | 47,172 | 957 | 245,333 |
| Depreciation | (1,556) | (183) | (469) | - | (2,208) |
| Operating profit | 79,374 | 14,361 | 33,778 | 399 | 127,912 |
| **3Q2023** | | | | | |
| Revenues | 15,289 | 35,352 | 14,667 | 428 | 65,736 |
| Depreciation | (669) | (134) | (411) | - | (1,214) |
| Operating profit | 5,150 | 7,636 | 9,326 | (19) | 22,093 |

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

https://www.tgs.com.ar/investors/Press-releases

3Q2024 EARNINGS RELEASE

## Consolidated Statement of Cash Flows for the nine month periods ended September 30, 2024 and 2023

(In million of Argentine Pesos)

| | 9M2024 | 9M2023 |
|---|---|---|
| **Cash flows provided by operating activities** | | |
| **Total comprehensive income for the period** | **222,520** | **94,638** |
| **Reconciliation of net income to cash flows provided by operating activities:** | | |
| Depreciation of PPE | 88,444 | 89,009 |
| Disposal of PPE | 1,798 | 1,894 |
| Increase in allowances and provisions | 413 | 2,484 |
| Share of gain from associates | (130) | (198) |
| Interest expense accrual | 24,409 | 31,811 |
| Results on other financial assets other than cash and cash equivalents | (130,924) | (211,137) |
| Income tax | 126,960 | 84,870 |
| Foreign exchange loss | 61,307 | 212,608 |
| Gain on monetary position | 7,715 | 24,554 |
| **Changes in assets and liabilities:** | | |
| Trade receivables | (77,744) | (54,851) |
| Other receivables | (48,924) | (19,688) |
| Inventories | (1,948) | (4,048) |
| Trade payables | 41,636 | 23,895 |
| Payroll and social security taxes payable | 9,846 | 6,923 |
| Taxes payable | 7,576 | 3,149 |
| Allowances | - | (9) |
| Contract assets | (6) | (4) |
| Other payables | 81 | 504 |
| Interest paid | (28,226) | (16,628) |
| Income tax paid | (3,094) | (26,645) |
| Contract liabilities | (6,879) | 33,329 |
| **Cash flows provided by operating activities** | **294,830** | **276,460** |
| **Cash flows used in investing activities** | | |
| Additions to property, plant and equipment | (189,240) | (183,898) |
| Financial assets not considered cash equivalents | (59,633) | (106,838) |
| Proceeds from liquidation of investments in affiliated companies | - | 2 |
| **Cash flows used in investing activities** | **(248,872)** | **(290,734)** |
| **Cash flows provided by financing activities** | | |
| Proceeds from loans | 541,494 | 37,020 |
| Leasing payments | (544) | (279) |
| Payment of loans | (550,230) | (1,874) |
| **Cash flows provided by financing activities** | **(9,281)** | **34,868** |
| **Net variation in cash and cash equivalents** | **36,677** | **20,594** |
| Cash and cash equivalents at the beginning of the year | 13,294 | 18,750 |
| Monetary result effect on cash and cash equivalents | (18,757) | (22,721) |
| Foreign exchange gain on cash and cash equivalents | 201 | 982 |
| **Cash and cash equivalents at the end of the period** | **31,415** | **17,605** |

https://www.tgs.com.ar/investors/Press-releases

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: November 4, 2024.